UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: May 11, 2023	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of March 31, 2023, and for the three months ended March 31, 2023 and 2022

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
March 31, 2023 and December 31, 2022
(In thousands of US dollars)

		March 31,	December 31,
	Notes	2023	2022
		(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	1,313,883	1,241,586

Securities, net	3,4,6	939,875	1,023,632

Loans, net	3,4,7	6,700,566	6,760,434

Customers' liabilities under acceptances	3,4	137,586	163,345
Derivative financial instruments - assets	3,4,10	125,707	68,159
Equipment and leasehold improvements, net		16,882	17,282
Intangibles, net		2,368	2,104
Other assets	11	11,774	7,368
Total assets		9,248,641	9,283,910

Liabilities and Equity
Liabilities:
Demand deposits		503,341	233,757
Time deposits		3,065,398	2,956,959
	3,4,12	3,568,739	3,190,716
Interest payable		17,438	14,670
Total deposits		3,586,177	3,205,386

Securities sold under repurchase agreements	3,4,13	347,594	300,498
Borrowings and debt, net	3,4,14	3,955,042	4,416,511
Interest payable		44,037	47,878

Lease liabilities	315	16,491	16,745
Acceptances outstanding	3,4	137,586	163,345
Derivative financial instruments - liabilities	3,4,10	34,068	33,761
Allowance for losses on loan commitments and financial guarantee contract	3,4	3,461	3,628
Other liabilities	16	28,652	26,811
Total liabilities		8,153,108	8,214,563

Equity:
Common stock		279,980	279,980
Treasury stock		(111,863)	(114,097)
Additional paid-in capital in excess of value assigned to common stock		119,782	120,498
Capital reserves	22	95,210	95,210
Regulatory reserves	22	136,019	136,019
Retained earnings		571,474	543,612
Other comprehensive income (loss)		4,931	8,125
Total equity		1,095,533	1,069,347
Total liabilities and equity		9,248,641	9,283,910
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three months ended March 31, 2023 and 2022
(In thousands of US dollars, except per share data and number of shares)

	Notes	2023	2022
Interest income:
Deposits		14,399	503
Securities		6,384	4,293
Loans		122,596	40,208
Total interest income	19	143,379	45,004
Interest expense:
Deposits		(40,058)	(3,540)
Borrowings and debt		(50,557)	(15,595)
Lease liabilities	15	(144)	(148)
Total interest expense	19	(90,759)	(19,283)

Net interest income		52,620	25,721

Other income (expense):
Fees and commissions, net	19	4,812	3,949
Loss on financial instruments, net	9	1,704	566
Other income, net		39	16
Total other income, net	19	6,555	4,531

Total revenues		59,175	30,252

Provision for credit losses	3,19	(6,331)	(8,111)

Operating expenses:
Salaries and other employee expenses		(9,736)	(7,445)
Depreciation of equipment and leasehold improvements		(548)	(533)
Amortization of intangible assets		(187)	(124)
Other expenses		(5,419)	(2,920)
Total operating expenses	19	(15,890)	(11,022)
Profit for the period		36,954	11,119

Per share data:
Basic earnings per share (in US dollars)	17	1.02	0.31
Diluted earnings per share (in US dollars)	17	1.02	0.31
Weighted average basic shares (in thousands of shares)	17	36,360	36,249
Weighted average diluted shares (in thousands of shares)	17	36,360	36,249
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three months ended March 31, 2023 and 2022
(In thousands of US dollars)

	2023	2022
Profit for the period	36,954	11,119

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	(3,390)	9,985
Reclassification of gains on financial instruments to profit or loss	196	312

Other comprehensive income	(3,194)	10,297

Total comprehensive income for the period	33,760	21,416
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the three months ended March 31, 2023 and 2022
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balance at January 1, 2022	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790
Profit for the period	—	—	—	—	—	11,119	—	11,119
Other comprehensive income	—	—	—	—	—	—	10,297	10,297
Compensation cost - stock options and stock units plans	—	—	418	—	—	—	—	418
Exercised options and stock units vested	—	664	(664)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(9,068)	—	(9,068)
Balances at March 31, 2022	279,980	(115,135)	119,797	95,210	136,019	489,936	(1,251)	1,004,556

Balance at January 1, 2023	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347
Profit for the period	—	—	—	—	—	36,954	—	36,954
Other comprehensive income	—	—	—	—	—	—	(3,194)	(3,194)
Issuance of restricted stock	—	—	—	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,518	—	—	—	—	1,518
Exercised options and stock units vested	—	2,234	(2,234)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(9,092)	—	(9,092)
Balances at March 31, 2023	279,980	(111,863)	119,782	95,210	136,019	571,474	4,931	1,095,533
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the three months ended March 31, 2023 and 2022
(In thousands of US dollars)

	Notes	2023	2022
Cash flows from operating activities
Profit for the period		36,954	11,119
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements		548	533
Amortization of intangible assets		187	124
Provision for credit losses	3	6,331	8,111
Loss on financial instruments at FVTPL	9	—	219
Loss on sale of financial instruments at amortized cost		1,367	—
Compensation cost - share-based payment		1,518	418
Net changes in hedging position and foreign currency		6,137	(305)
Interest income		(143,379)	(45,004)
Interest expense		90,759	19,283
Changes in operating assets and liabilities:
Pledged deposits		1,291	(1,325)
Loans		101,905	(730,293)
Other assets		(3,675)	(704)
Due to depositors		378,024	219,640
Other liabilities		1,829	13,531
Cash flows provided by (used in) operating activities		479,796	(504,653)
Interest received		127,085	37,555
Interest paid		(88,670)	(14,115)
Net cash provided by (used in) operating activities		518,211	(481,213)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(145)	(77)
Acquisition of intangible assets		(450)	(219)
Proceeds from the sale of securities at amortized cost		7,611	—
Proceeds from the redemption of securities at amortized cost		93,112	21,783
Proceeds from the redemption of securities at FVOCI		39,600	20,000
Purchase of securities at amortized cost		(63,212)	(314,126)
Net cash provided by (used in) investing activities		76,516	(272,639)

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements		47,096	(81,650)
Net decrease in short-term borrowings and debt	14	(503,227)	(195,107)
Proceeds from long-term borrowings and debt	14	—	515,488
Payments of long-term borrowings and debt	14	(55,668)	(76,228)
Payments of lease liabilities	15	(255)	(246)
Dividends paid		(9,085)	(8,994)
Net cash (used in) provided by financing activities		(521,139)	153,263

Increase (decrease) net in cash and cash equivalents		73,588	(600,589)
Cash and cash equivalents at beginning of the period		1,190,936	1,211,001
Cash and cash equivalents at end of the period	5	1,264,524	610,412
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
-    BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014 and suspended its operations on July 28, 2021. The company specializes in offering financial leasing and other financial products such as loans and factoring. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 14, 2023.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.    Basis of preparation of the consolidated financial statements
These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2022, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.
3. Financial risk review
This note presents information about the Bank’s exposure to financial risks.
A.    Credit risk
i.    Credit quality analysis
The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.
Loans at amortized cost, outstanding balance

	March 31, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,980,657	—	—	2,980,657
Grades 5 - 6	0.75 - 3.80	3,480,582	34,273	—	3,514,855
Grades 7 - 8	3.81 - 34.51	116,866	42,890	—	159,756
Grades 9 - 10	34.52 - 100	—	—	30,107	30,107
		6,578,105	77,163	30,107	6,685,375
Loss allowance		(29,298)	(4,108)	(25,865)	(59,271)
Total		6,548,807	73,055	4,242	6,626,104

	December 31, 2022
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,864,686	—	—	2,864,686
Grades 5 - 6	0.75 - 3.80	3,645,901	50,625	—	3,696,526
Grades 7 - 8	3.81 - 34.51	123,603	48,098	20,000	191,701
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,634,190	98,723	30,107	6,763,020
Loss allowance		(28,589)	(5,050)	(21,561)	(55,200)
Total		6,605,601	93,673	8,546	6,707,820

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	March 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	454,310	—	—	454,310
Grades 5 - 6	0.75 - 3.80	340,707	1,700	—	342,407
Grades 7 - 8	3.81 - 34.51	158,498	—	—	158,498
		953,515	1,700	—	955,215

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	39,509	—	—	39,509
Grades 5 - 6	0.75 - 3.80	14,890	—	—	14,890
Grades 7 - 8	3.81 - 34.51	83,187	—	—	83,187
		137,586	—	—	137,586
		1,091,101	1,700	—	1,092,801
Loss allowance		(3,438)	(23)	—	(3,461)
Total		1,087,663	1,677	—	1,089,340

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	302,260	—	—	302,260
Grades 5 - 6	0.75 - 3.80	279,550	1,700	—	281,250
Grades 7 - 8	3.81 - 34.51	195,864	—	—	195,864
		777,674	1,700	—	779,374

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	34,258	—	—	34,258
Grades 5 - 6	0.75 - 3.80	19,782	—	—	19,782
Grades 7 - 8	3.81 - 34.51	109,305	—	—	109,305
		163,345	—	—	163,345
		941,019	1,700	—	942,719
Loss allowance		(3,605)	(23)	—	(3,628)
Total		937,414	1,677	—	939,091

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
Securities at amortized cost

	March 31, 2023
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	743,430	—	—	743,430
Grades 5 - 6	0.75 - 3.80	95,910	54,363	—	150,273
Grades 7 - 8	3.81 - 34.51	—	—	—	—
Grades 9 - 10	34.52 - 100.00	—	—	4,996	4,996
		839,340	54,363	4,996	898,699
Loss allowance		(1,699)	(2,919)	(5,055)	(9,673)
Total		837,641	51,444	(59)	889,026

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	736,139	—	—	736,139
Grades 5 - 6	0.75 - 3.80	154,248	46,589	—	200,837
Grades 7 - 8	3.81 - 34.51	—	—	4,995	4,995
		890,387	46,589	4,995	941,971
Loss allowance		(2,170)	(1,779)	(4,002)	(7,951)
Total		888,217	44,810	993	934,020
Securities at FVOCI

	March 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	38,823	—	—	38,823
		38,823	—	—	38,823
Loss allowance		(5)	—	—	(5)
Total		38,818	—	—	38,818

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	77,972	—	—	77,972
		77,972	—	—	77,972
Loss allowance		(10)	—	—	(10)
Total		77,962	—	—	77,962

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Current	6,578,105	77,163	—	6,655,268
Defaulters	—	—	20,000	20,000
Past due	—	—	10,107	10,107
Total	6,578,105	77,163	30,107	6,685,375

	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Current	6,634,190	98,723	—	6,732,913
Defaulters	—	—	20,000	20,000
Past due	—	—	10,107	10,107
Total	6,634,190	98,723	30,107	6,763,020
The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	March 31, 2023
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	364,238	117	(3,801)
Cross-currency swaps	1,000,647	108,566	(30,267)
Foreign exchange forwards	180,639	17,024	—
Total	1,545,524	125,707	(34,068)

	December 31, 2022
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	368,711	483	(544)
Cross-currency swaps	1,175,570	45,806	(33,217)
Foreign exchange forwards	189,173	21,870	—
Total	1,733,454	68,159	(33,761)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
ii.    Loss allowances
The following tables show reconciliations from the opening to the closing balances of the loss allowance by class of financial instrument.
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Net effect of changes in allowance for expected credit losses	(391)	(458)	4,304	3,455
Financial instruments that have been derecognized during the period	(8,079)	(484)	—	(8,563)
New instruments originated or purchased	9,179	—	—	9,179
Allowance for expected credit losses as of March 31, 2023	29,298	4,108	25,865	59,271

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476
Transfer to lifetime expected credit losses	(29)	29	—	—
Transfer to 12-month expected credit losses	176	(176)	—	—
Transfer to credit-impaired financial instruments	(130)	—	130	—
Net effect of changes in allowance for expected credit losses	(1,718)	(10,146)	16,072	4,208
Financial instruments that have been derecognized during the year	(12,385)	(832)	—	(13,217)
New instruments originated or purchased	22,560	—	—	22,560
Write-offs	—	—	(893)	(893)
Recoveries	—	—	1,066	1,066
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances
The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s Management is estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Net effect of changes in reserve for expected credit losses	(428)	—	—	(428)
Financial instruments that have been derecognized during the period	(1,909)	—	—	(1,909)
New instruments originated or purchased	2,170	—	—	2,170
Allowance for expected credit losses as of March 31, 2023	3,438	23	—	3,461

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Transfer to 12-month expected credit losses	133	(133)	—	—
Net effect of changes in reserve for expected credit losses	(160)	(39)	—	(199)
Financial instruments that have been derecognized during the year	(2,981)	(136)	—	(3,117)
New instruments originated or purchased	3,141	—	—	3,141
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(72)	72	—	—
Net effect of changes in allowance for expected credit losses	(76)	1,778	1,053	2,755
Financial instruments that have been derecognized during the period	(364)	—	—	(364)
New instruments originated or purchased	41	—	—	41
Write-offs	—	(710)	—	(710)
Allowance for expected credit losses as of March 31, 2023	1,699	2,919	5,055	9,673

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Transfer to lifetime expected credit losses	(46)	46	—	—
Transfer to credit-impaired financial instruments	(33)	—	33	—
Net effect of changes in allowance for expected credit losses	(13)	941	3,969	4,897
Financial instruments that have been derecognized during the year	(420)	—	—	(420)
New instruments originated or purchased	892	792	—	1,684
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the period	(5)	—	—	(5)
Allowance for expected credit losses as of March 31, 2023	5	—	—	5

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Financial instruments that have been derecognized during the year	(16)	—	—	(16)
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
The following table provides a reconciliation between:
-    Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
-    The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
March 31, 2023			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	3,455	(428)	2,755	—	5,782
Financial instruments that have been derecognized during the period	(8,563)	(1,909)	(364)	(5)	(10,841)
New financial assets originated or purchased	9,179	2,170	41	—	11,390
Total	4,071	(167)	2,432	(5)	6,331

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
March 31, 2022			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(1,175)	(96)	280	—	(991)
Financial instruments that have been derecognized during the period	(5,403)	(2,313)	(67)	(3)	(7,786)
New financial assets originated or purchased	14,287	2,061	540	—	16,888
Total	7,709	(348)	753	(3)	8,111

iii.Credit-impaired financial assets
Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.
The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	March 31, 2023	December 31, 2022
Credit-impaired loans at beginning of period	21,561	5,186
Classified as credit-impaired during the period	—	130
Change in allowance for expected credit losses	4,200	14,606
Write-offs	—	(893)
Recoveries of amounts previously written off	—	1,066
Interest income	104	1,466
Credit-impaired loans at end of period	25,865	21,561

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)

	March 31, 2023	December 31, 2022
Investments at amortized cost with credit impairment at beginning of period	4,002	—
Classified as credit-impaired during the period	—	33
Change in allowance for expected credit losses	1,760	3,717
Interest income	3	252
Write-offs	(710)	—
Investments at amortized cost with credit impairment at end of period	5,055	4,002

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
iv.Concentrations of credit risk
The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.
Concentration by sector and industry

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Carrying amount - principal	6,685,375	6,763,020	137,586	163,345	898,699	941,971	38,823	77,972
Amount committed/guaranteed	—	—	955,215	779,374	—	—	—	—

Concentration by sector
Corporations:
Private	2,565,161	2,553,193	595,273	409,139	549,246	543,381	19,938	24,773
State-owned	1,075,563	1,115,932	143,103	110,468	45,112	51,388	—	—
Financial institutions:
Private	2,214,630	2,245,385	112,350	120,614	217,698	250,975	—	—
State-owned	702,226	719,882	242,075	302,498	31,754	31,902	18,885	53,199
Sovereign	127,795	128,628	—	—	54,889	64,325	—	—
Total	6,685,375	6,763,020	1,092,801	942,719	898,699	941,971	38,823	77,972

Concentration by industry
Financial institutions	2,932,356	2,965,266	354,425	423,112	249,452	282,878	18,885	53,199
Manufacturing	1,327,882	1,341,453	373,226	293,659	365,908	339,914	9,981	14,898
Oil and petroleum derived products	1,179,030	1,244,491	130,287	104,426	90,650	77,553	9,957	9,875
Agricultural	340,132	317,037	—	3,854	—	—	—	—
Services	276,329	267,868	78,182	55,430	59,267	64,412	—	—
Mining	219,681	150,707	25,000	—	14,618	24,381	—	—
Sovereign	127,795	128,628	—	—	54,889	64,325	—	—
Other	282,170	347,570	131,681	62,238	63,915	88,508	—	—
Total	6,685,375	6,763,020	1,092,801	942,719	898,699	941,971	38,823	77,972

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
Risk rating and concentration by country

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Carrying amount - principal	6,685,375	6,763,020	137,586	163,345	898,699	941,971	38,823	77,972
Amount committed/guaranteed	—	—	955,215	779,374	—	—	—	—

Rating
1-4	2,980,657	2,864,685	493,819	336,519	743,430	736,139	38,823	77,972
5-6	3,514,855	3,696,527	357,297	301,031	150,273	200,837	—	—
7-8	159,756	191,701	241,685	305,169	—	4,995	—	—
10	30,107	10,107	—	—	4,996	—	—	—
Total	6,685,375	6,763,020	1,092,801	942,719	898,699	941,971	38,823	77,972

Concentration by country
Argentina	50,390	55,598	—	—	—	—	—	—
Australia	—	—	—	—	9,558	9,628	—	—
Belgium	14,474	25,362	—	—	—	—	—	—
Bolivia	6,636	—	5,086	3,759	—	—	—	—
Brazil	832,018	980,205	127,213	54,907	54,337	69,501	—	—
Canada	—	—	—	—	13,431	13,503	—	—
Chile	529,241	416,714	78,354	44,846	114,688	112,586	—	—
Colombia	859,893	702,409	77,500	54,333	44,236	54,484	—	—
Costa Rica	187,935	260,625	50,011	56,718	7,979	9,926	—	—
Denmark	—	—	10,340	11,880	—	—	—	—
Dominican Republic	535,037	579,918	890	27,534	4,797	4,828	—	—
Ecuador	118,699	110,466	241,685	305,168	—	—	—	—
El Salvador	37,895	30,032	—	—	—	—	—	—
France	82,524	126,929	69,906	66,906	—	—	—	—
Germany	—	—	10,000	10,000	—	—	—	—
Guatemala	734,659	745,837	64,010	67,456	—	—	—	—
Honduras	165,989	176,270	3,367	3,615	—	—	—	—
Hong Kong	—	2,800	—	—	—	—	—	—
Ireland	—	—	—	—	9,688	9,579	—	—
Israel	—	—	—	—	4,857	4,880	—	—
Italy	—	—	—	—	14,774	—	—	—
Jamaica	97,898	14,083	—	—	—	—	—	—
Japan	14,043	14,712	—	—	4,394	4,353	—	—
Luxembourg	114,625	114,557	—	—	—	—	—	—
Mexico	926,746	823,028	52,478	69,080	100,411	100,870	—	—
Norway	—	—	—	—	9,889	—	—	—
Panama	434,552	533,452	22,604	19,240	24,619	29,065	—	—
Paraguay	135,710	151,287	230	3,430	—	—	—	—
Peru	418,775	478,998	173,352	114,941	31,088	60,575	—	—
Singapore	143,880	152,208	15,420	24,333	—	—	—	—
Trinidad and Tobago	132,462	128,846	—	—	—	—	—	—
United States of America	45,891	53,463	4,089	3,349	449,953	458,193	38,823	43,464
United Kingdom	9,791	51,221	—	—	—	—	—	—
Uruguay	55,612	34,000	86,266	1,224	—	—	—	—
Multilateral	—	—	—	—	—	—	—	34,508
Total	6,685,375	6,763,020	1,092,801	942,719	898,699	941,971	38,823	77,972

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
v.Offsetting financial assets and liabilities
The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:
a)Derivative financial instruments – assets

	March 31, 2023
	Gross amounts of assets	Gross amounts offset in the condensed consolidated interim statement of financial position	Net amount of assets presented in the condensed consolidated interim statement of financial position	Gross amounts not offset in the condensed consolidated interim statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	125,707	—	125,707	—	(104,630)	21,077
Total	125,707	—	125,707	—	(104,630)	21,077

	December 31, 2022
	Gross amounts of assets	Gross amounts offset in the condensed consolidated interim statement of financial position	Net amount of assets presented in the condensed consolidated interim statement of financial position	Gross amounts not offset in the condensed consolidated interim statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	68,159	—	68,159	—	(50,615)	17,544
Total	68,159	—	68,159	—	(50,615)	17,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

A.    Credit risk (continued)
b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	March 31, 2023
	Gross amounts of liabilities	Gross amounts offset in the condensed consolidated interim statement of financial position	Net amount of assets presented in the condensed consolidated interim statement of financial position	Gross amounts not offset in the condensed consolidated interim statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(347,594)	—	(347,594)	401,827	21,394	75,627

Derivative financial instruments used for hedging	(34,068)	—	(34,068)	—	17,966	(16,102)
Total	(381,662)	—	(381,662)	401,827	39,360	59,525

	December 31, 2022
	Gross amounts of liabilities	Gross amounts offset in the condensed consolidated interim statement of financial position	Net amount of assets presented in the condensed consolidated interim statement of financial position	Gross amounts not offset in the condensed consolidated interim statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(300,498)	—	(300,498)	791,956	22,947	514,405

Derivative financial instruments used for hedging	(33,761)	—	(33,761)	—	17,702	(16,059)
Total	(334,259)	—	(334,259)	791,956	40,649	498,346

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

B.Liquidity risk
i.Exposure to liquidity risk
The following table details the Bank’s liquidity ratios, described in the previous paragraph:

	March 31, 2023	December 31, 2022
At the end of the period	195.85%	167.46%
Period average	221.76%	132.63%
Maximum of the period	356.99%	276.86%
Minimun of the period	135.06%	81.18%
The following table includes the Bank’s liquid assets by country risk:

	March 31, 2023			December 31, 2022
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United States of America	1,224	39	1,263	1,151	43	1,194
Latin America	15	—	15	15	—	15
Multilateral	25	—	25	25	35	60
Total	1,264	39	1,303	1,191	78	1,269
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	March 31, 2023	December 31, 2022
(in millions of USD dollars)
Demand and "overnight" deposits	768	583
Demand and "overnight" deposits to total deposits	21.52%	18.27%
The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	March 31, 2023	December 31, 2022
Total liquid assets	1,303	1,269
Total assets to total liabilities	36.52%	39.77%
Total liquid assets in the Federal Reserve of the United States of America	84.54%	90.23%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

B.    Liquidity risk (continued)
Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.
The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	March 31, 2023	December 31, 2022
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	3,728	4,008
Average term (days)	185	200
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	March 31, 2023	December 31, 2022
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	3,895	3,775
Average term (days)	1364	1367

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

B.    Liquidity risk (continued)
ii.    Maturity analysis for financial liabilities and financial assets
The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	March 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,313,991	—	—	—	—	1,313,991	1,313,883
Securities	116,379	42,066	86,565	760,036	10,293	1,015,339	939,875
Loans	2,484,749	1,237,971	1,067,054	2,387,272	137,825	7,314,871	6,700,566
Derivative financial instruments - assets	19,438	12,206	4,900	88,796	367	125,707	125,707
Total	3,934,557	1,292,243	1,158,519	3,236,104	148,485	9,769,908	9,080,031

Liabilities
Deposits	(2,915,712)	(350,110)	(231,412)	(125,360)	—	(3,622,594)	(3,586,177)
Securities sold under repurchase agreements	(164,084)	(55,144)	(134,031)	—	—	(353,259)	(347,594)
Borrowings and debt, net	(877,916)	(598,427)	(642,844)	(2,211,697)	(30,139)	(4,361,023)	(3,999,079)
Lease liabilities	(399)	(399)	(739)	(6,000)	(13,454)	(20,991)	(16,491)
Derivative financial instruments - liabilities	(1,895)	(672)	(16,267)	(14,420)	(814)	(34,068)	(34,068)
Total	(3,960,006)	(1,004,752)	(1,025,293)	(2,357,477)	(44,407)	(8,391,935)	(7,983,409)

Subtotal net position	(25,449)	287,491	133,226	878,627	104,078	1,377,973	1,096,622

Off-balance sheet contingencies
Confirmed letters of credit	223,649	122,957	16,673	—	—	363,279
Stand-by letters of credit and guarantees	72,332	154,469	83,642	33,105	—	343,548
Credit commitments	69,331	15,718	—	163,339	—	248,388
Total	365,312	293,144	100,315	196,444	—	955,215
Total net position	(390,761)	(5,653)	32,911	682,183	104,078	422,758

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

B.    Liquidity risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,241,779	—	—	—	—	1,241,779	1,241,586
Securities	129,983	105,789	98,345	744,996	10,293	1,089,406	1,023,632
Loans	2,294,259	1,478,494	1,223,661	2,244,454	158,967	7,399,835	6,760,434
Derivative financial instruments - assets	4,216	10,831	14,015	39,097	—	68,159	68,159
Total	3,670,237	1,595,114	1,336,021	3,028,547	169,260	9,799,179	9,093,811

Liabilities
Deposits	(2,770,754)	(256,989)	(161,889)	(39,805)	—	(3,229,437)	(3,205,386)
Securities sold under repurchase agreements	(53,418)	(64,513)	(55,144)	(138,286)	—	(311,361)	(300,498)
Borrowings and debt, net	(776,584)	(895,531)	(934,288)	(2,212,704)	(41,523)	(4,860,630)	(4,464,389)
Lease liabilities	(384)	(384)	(738)	(5,769)	(13,771)	(21,046)	(16,745)
Derivative financial instruments - liabilities	(3,702)	(764)	(63)	(26,882)	(2,350)	(33,761)	(33,761)
Total	(3,604,842)	(1,218,181)	(1,152,122)	(2,423,446)	(57,644)	(8,456,235)	(8,020,779)

Subtotal net position	65,395	376,933	183,899	605,101	111,616	1,342,944	1,073,032

Off-balance sheet contingencies
Confirmed letters of credit	166,367	117,398	21,024	—	—	304,789
Stand-by letters of credit and guarantees	132,353	117,750	92,750	8,772	—	351,625
Credit commitments	—	13,102	32,906	76,952	—	122,960
Total	298,720	248,250	146,680	85,724	—	779,374
Total net position	(233,325)	128,683	37,219	519,377	111,616	563,570

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

B.    Liquidity risk (continued)
iii.    Liquidity reserves
As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.
The following table sets out the components of the Banks’s liquidity reserves:

	March 31, 2023		December 31, 2022
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,101,784	1,101,784	1,144,896	1,144,896
Cash and balances with other banks (1)	162,740	162,740	46,040	46,040
Total	1,264,524	1,264,524	1,190,936	1,190,936
(1)Excludes pledged deposits.
iv.    Financial assets available to support future funding
The following table sets out the Bank’s financial assets available to support future funding:

	March 31, 2023		December 31, 2022
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	49,360	1,264,524	50,649	1,190,936
Notional of investment securities	385,512	539,048	331,571	672,042
Loans at amortized cost	—	6,685,375	—	6,763,020
Total	434,872	8,488,947	382,220	8,625,998

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

C.    Market risk
The Bank manages market risk by considering the condensed consolidated interim financial situation of the Bank.
i.    Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date on interest-bearing financial assets and liabilities:

	March 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,291,361	—	—	—	—	22,522	1,313,883
Securities, net	114,955	34,847	70,255	709,486	7,979	—	937,522
Loans	3,085,828	2,113,004	1,197,049	266,260	23,234	—	6,685,375
Total	4,492,144	2,147,851	1,267,304	975,746	31,213	22,522	8,936,780

Liabilities
Demand deposits and time deposits	(2,885,767)	(339,565)	(219,243)	(113,832)	—	(10,332)	(3,568,739)
Securities sold under repurchase agreements	(162,228)	(53,740)	(131,626)	—	—	—	(347,594)
Borrowings and debt, net	(1,389,477)	(1,054,038)	(449,994)	(1,046,467)	(15,066)	—	(3,955,042)
Total	(4,437,472)	(1,447,343)	(800,863)	(1,160,299)	(15,066)	(10,332)	(7,871,375)

Net effect of derivative financial instruments held for interest risk management	9,752	7,185	(16,251)	74,376	(447)	—	74,615
Total interest rate sensitivity	64,424	707,693	450,190	(110,177)	15,700	12,190	1,140,020

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,233,700	—	—	—	—	7,886	1,241,586
Securities, net	112,736	114,815	82,666	701,749	7,977	—	1,019,943
Loans	2,956,268	2,531,067	1,007,343	240,949	27,393	—	6,763,020
Total	4,302,704	2,645,882	1,090,009	942,698	35,370	7,886	9,024,549

Liabilities
Demand deposits and time deposits	(2,746,776)	(250,299)	(153,862)	(35,082)	—	(4,697)	(3,190,716)
Securities sold under repurchase agreements	(52,164)	(62,968)	(53,740)	(131,626)	—	—	(300,498)
Borrowings and debt	(1,354,457)	(953,503)	(1,083,543)	(999,151)	(25,857)	—	(4,416,511)
Total	(4,153,397)	(1,266,770)	(1,291,145)	(1,165,859)	(25,857)	(4,697)	(7,907,725)

Net effect of derivative financial instruments held for interest risk management	476	41	2,145	12,215	(2,350)	—	12,527
Total interest rate sensitivity	149,783	1,379,153	(198,991)	(210,946)	7,163	3,189	1,129,351
Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
March 31, 2023	+50 bps	2,675	(1,906)
	-50 bps	(2,487)	1,949

December 31, 2022	+50 bps	4,559	676
	-50 bps	(4,629)	(206)
Interest rate movements affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

C.    Market risk (continued)
Managing interest rate benchmark reform and any risks arising due to reform

The Bank has USD LIBOR exposures on floating-rate loans, borrowings and loan commitments. Disaggregated information of such financial instruments that have yet to transition to an alternative benchmark rate as at March 31, 2023 is the following. The information presented is the remaining exposure as at each reporting date.

	March 31, 2023	June 30, 2023
(Notional in US$ thousands)
Financial assets
Loans	1,263,252	1,158,306

Financial liabilities
Borrowings	35,000	12,500

Loan commitments	130,157	130,157
Disaggregated information by derivative financial instruments based on floating USD LIBOR rate, that have yet to transition to an alternative benchmark rate as at March 31, 2023 is the following. The information presented is the remaining notional amount as at each reporting date.

	March 31, 2023	June 30, 2023
(Notional US$ thousands)
Derivatives held for risk management
Derivative financial instruments - liabilities	73,768	68,768

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Financial risk review (continued)

C.    Market risk (continued)
ii.    Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	March 31, 2023
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchance rate	5.07	1.08	132.75	4,672.90	18.02
Assets
Cash and due from banks	—	111	3	44	1,644	136	1,938
Loans	—	13,556	—	—	326,160	—	339,716
Total	—	13,667	3	44	327,804	136	341,654

Liabilities
Borrowings and debt	—	(13,556)	—	—	(327,446)	—	(341,002)
Total	—	(13,556)	—	—	(327,446)	—	(341,002)

Net currency position	—	111	3	44	358	136	652

	December 31, 2022
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchance rate	5.29	1.07	130.96	4,854.37	19.50
Assets
Cash and due from banks	26	53	4	9	5,439	38	5,569
Loans	—	—	—	—	301,765	—	301,765
Total	26	53	4	9	307,204	38	307,334

Liabilities
Borrowings and debt	—	—	—	—	(306,603)	—	(306,603)
Total	—	—	—	—	(306,603)	—	(306,603)

Net currency position	26	53	4	9	601	38	731
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.    Fair value of financial instruments
A.    Recurring valuation
Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated interim statement of financial position using the fair value hierarchy are described below:

	March 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	38,999	—	38,999

Derivative financial instruments - assets:
Interest rate swaps	—	117	—	117
Cross-currency swaps	—	108,566	—	108,566
Foreign exchange forwards	—	17,024	—	17,024
Total derivative financial instrument assets	—	125,707	—	125,707
Total assets at fair value	—	164,706	—	164,706

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	3,801	—	3,801
Cross-currency swaps	—	30,267	—	30,267
Total derivative financial instruments - liabilities	—	34,068	—	34,068
Total liabilities at fair value	—	34,068	—	34,068

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	78,372	—	78,372

Derivative financial instruments - assets:
Interest rate swaps	—	483	—	483
Cross-currency swaps	—	45,806	—	45,806
Foreign exchange forwards	—	21,870	—	21,870
Total derivative financial instrument assets	—	68,159	—	68,159
Total assets at fair value	—	146,531	—	146,531

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	544	—	544
Cross-currency swaps	—	33,217	—	33,217
Total derivative financial instruments - liabilities	—	33,761	—	33,761
Total liabilities at fair value	—	33,761	—	33,761

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.    Fair value of financial instruments (continued)
B.    Non-recurring valuation
The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	March 31, 2023
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,313,883	1,313,883	—	1,313,883	—
Securities at amortized cost (1)	900,876	864,477	—	864,477	—
Loans at amortized cost (2)	6,700,566	6,725,579	—	6,725,579	—
Customers' liabilities under acceptances	137,586	137,586	—	137,586	—

Liabilities
Deposits	3,586,177	3,586,177	—	3,586,177	—
Securities sold under repurchase agreements	347,594	347,594	—	347,594	—
Borrowings and debt, net	3,945,042	3,938,602	—	3,938,602	—
Acceptances outstanding	137,586	137,586	—	137,586	—

	December 31, 2022
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,241,586	1,241,586	—	1,241,586	—
Securities at amortized cost (1)	945,260	895,154	—	894,034	1,120
Loans at amortized cost, net (2)	6,760,434	6,785,652	—	6,785,652	—
Customers' liabilities under acceptances	163,345	163,345	—	163,345	—

Liabilities
Deposits	3,205,386	3,205,386	—	3,205,386	—
Securities sold under repurchase agreements	300,498	300,498	—	300,498	—
Borrowings and debt, net	4,416,511	4,389,902	—	4,389,902	—
Acceptances outstanding	163,345	163,345	—	163,345	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $11.8 million and the allowance for expected credit losses of $9.0 million as of March 31, 2023 (accrued interest receivable of $11.2 million and the allowance for expected credit losses of $8.0 million as of December 31, 2022).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $91.4 million, the allowance for expected credit losses of $59.3 million and unearned interest and deferred fees of $16.9 million as of March 31, 2023 (accrued interest receivable of $70.0 million, the allowance for expected credit losses of $55.2 million and unearned interest and deferred fees of $17.3 million as of December 31, 2022).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Cash and due from banks
The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	March 31, 2023	December 31, 2022
Unrestricted deposits with the Federal Reserve of the United States of America	1,101,784	1,144,896
Cash and non-interest-bearing deposits in other banks	22,522	7,886
Cash and interest-bearing deposits in other banks(1)	189,577	88,804
Total cash and due from banks	1,313,883	1,241,586

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	49,359	50,650
Total cash and due from banks in the condensed consolidated interim statement of cash flows	1,264,524	1,190,936

The following table presents the restricted deposits classified by country risk:

	March 31, 2023	December 31, 2022
Switzerland	15,947	16,797
Spain	13,794	12,814
United States of America(1)	11,300	11,387
Germany	5,308	5,380
United Kingdom	2,330	4,272
Canada	680	—
Total	49,359	50,650
(1)Includes restricted deposit of $10.0 million for both years with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.    Securities, net
Securities are presented as follows:

March 31, 2023	Amortized cost	FVOCI	Total
Principal	898,699	38,823	937,522
Interest receivable	11,850	176	12,026
Allowance	(9,673)	—	(9,673)
	900,876	38,999	939,875

December 31, 2022	Amortized cost	FVOCI	Total
Principal	941,971	77,972	1,019,943
Interest receivable	11,240	400	11,640
Allowance	(7,951)	—	(7,951)
	945,260	78,372	1,023,632
Securities by contractual maturity are shown in the following table:

March 31, 2023	Amortized cost	FVOCI	Total
Due within 1 year	171,546	38,823	210,369
After 1 year but within 5 years	719,174	—	719,174
After 5 years but within 10 years	7,979	—	7,979
Balance - principal	898,699	38,823	937,522

December 31, 2022	Amortized cost	FVOCI	Total
Due within 1 year	222,666	77,972	300,638
After 1 year but within 5 years	711,328	—	711,328
After 5 years but within 10 years	7,977	—	7,977
Balance - principal	941,971	77,972	1,019,943
The following table includes the securities pledged to secure repurchase transactions (see note 13):

	March 31, 2023	December 31, 2022
Securities pledged to secure repurchase transactions	401,827	345,187

Securities sold under repurchase agreements	(347,594)	(300,498)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Loans
The following table presents the loan portfolio according to its classification and subsequent measurement:

	March 31, 2023	December 31, 2022
Loans, outstanding balance	6,685,375	6,763,020
Interest receivable	91,395	69,965
Loss allowance	(59,271)	(55,200)
Unearned interest and deferred fees	(16,933)	(17,351)
Loans, net	6,700,566	6,760,434

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2023	December 31, 2022
Fixed interest rate	3,684,391	3,827,083
Floating interest rates	3,000,984	2,935,937
Total	6,685,375	6,763,020
As of March 31, 2023, and December 31, 2022, 80% and 79% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 1.27% to 16.28% (December 31, 2022: 1.27% to 15.32%).
The following table details information relating to loans granted to class A and B shareholders:

	March 31, 2023	December 31, 2022
Loans to class A and B shareholders	654,361	834,768
% Loans to class A and B shareholders over total loan portfolio	10%	12%
% Class A and B stockholders with loans over number of class A and B stockholders	11%	11%
8.    Loan commitments and financial guarantee contracts
The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	March 31, 2023	December 31, 2022
Documentary letters of credit	363,279	304,789
Stand-by letters of credit and guarantees - commercial risk	343,548	351,625
Credit commitments	248,388	122,960
Total	955,215	779,374

Table of Contents
Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.    Loan commitments and financial guarantee contracts
The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	March 31, 2023	December 31, 2022
Up to 1 year	758,771	693,650
From 1 to 2 years	36,102	15,956
Over 2 to 5 years	160,342	69,768
Total	955,215	779,374

9.    Gain (loss) on financial instruments, net
The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	March 31,
	2023	2022
Gain on derivative financial instruments and foreign currency exchange, net	3,071	785
Unrealized Loss on financial instruments at FVTPL	—	(219)
Loss on sale of financial instruments at amortized cost	(1,367)	—
	1,704	566

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Derivative financial instruments
The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	March 31, 2023
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	304,238	68	(3,801)
Cash flow hedges	60,000	49	—
Interest rate and foreign exchange risk
Fair value hedges	250,855	20,305	(15,814)
Cash flow hedges	749,792	88,261	(14,453)
Foreign exchange risk
Cash flow hedges	180,639	17,024	—
	1,545,524	125,707	(34,068)

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	293,711	340	(543)
Cash flow hedges	75,000	143	(1)
Interest rate and foreign exchange risk
Fair value hedges	252,793	4,129	(16,237)
Cash flow hedges	922,777	41,677	(16,980)
Foreign exchange risk
Cash flow hedges	189,173	21,870	—
	1,733,454	68,159	(33,761)
(1)Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2)Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Derivative financial instruments (continued)

A.    Fair value hedges
The following table details the nominal amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2023
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Loans	155,513	—	(2,612)	(834)	34
Securities at amortized cost	10,000	68	—	(35)	38
Borrowings and debt	138,725	—	(1,189)	814	127
Interest rate and foreign exchange risk
Loans	—	—	—	(113)	(27)
Borrowings and debt	250,855	20,305	(15,814)	19,031	2,610
Total	555,093	20,373	(19,615)	18,863	2,782

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Loans	155,511	134	(543)	1,607	(18)
Securities at FVOCI	10,000	178	—	167	(62)
Borrowings and debt	128,200	28	—	(3,457)	(111)
Interest rate and foreign exchange risk
Loans	1,938	108	—	(227)	(129)
Borrowings and debt	250,855	4,021	(16,237)	8,072	(1,548)
Total	546,504	4,469	(16,780)	6,162	(1,868)
(1)Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2)Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.
(3)Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2023
	Carrying amount of hedged items		Line in the condensed consolidated interim statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	159,502	—	Loans, net	(757)	868
Securities at amortized cost	9,852	—	Securities, net	(155)	73
Borrowings and debt	—	(137,622)	Borrowings and debt, net	2,663	(687)
Interest rate and foreign exchange risk
Loans	—	—	Loans, net	—	86
Borrowings and debt	—	(257,120)	Borrowings and debt, net	(4,696)	(16,421)
Total	169,354	(394,742)		(2,945)	(16,081)

	December 31, 2022
	Carrying amount of hedged items		Line in the condensed consolidated interim statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	157,136	—	Loans, net	(1,625)	(1,625)
Securities at amortized cost	9,654	—	Securities, net	(229)	(229)
Borrowings and debt	—	(129,306)	Borrowings and debt, net	3,350	3,346
Interest rate and foreign exchange risk
Loans	1,839	—	Loans, net	(580)	98
Borrowings and debt	—	(243,851)	Borrowings and debt, net	11,612	(9,620)
Total	168,629	(373,157)		12,528	(8,030)
(1)Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the maturity of the nominal amount for the derivative instruments used in fair value hedges:

	March 31, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	145,512	68,768	214,280
Over 1 to 2 years	20,001	84,646	104,647
Over 2 to 5 years	138,725	87,316	226,041
More than 5 years	—	10,125	10,125
Total	304,238	250,855	555,093

	December 31, 2022
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	145,511	1,937	147,448
Over 1 to 2 years	20,000	153,415	173,415
Over 2 to 5 years	128,200	87,316	215,516
More than 5 years	—	10,125	10,125
Total	293,711	252,793	546,504
B.    Cash flow hedges
The following table details the nominal amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	60,000	49	—	(37)	(37)	—	19
Interest rate and foreign exchange risk
Borrowings and debt	749,792	88,261	(14,453)	45,767	46,085	318	687
Foreign exchange risk
Deposits	—	—	—	(37)	(37)	—	37
Borrowings and debt	180,639	17,024	—	(4,809)	(4,809)	—	—
Total	990,431	105,334	(14,453)	40,884	41,202	318	743

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)

	December 31, 2022
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	75,000	143	(1)	550	551	1	—
Interest rate and foreign exchange risk
Borrowings and debt	922,777	41,677	(16,980)	28,211	27,061	(1,150)	4,914
Foreign exchange risk
Deposits	8,534	37	—	37	37	—	—
Borrowing and Debt	180,639	21,833	—	21,833	21,833	—	—
Total	1,186,950	63,690	(16,981)	50,631	49,482	(1,149)	4,914

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.
(3) Included in equity in the condensed consolidated interim statement of financial position under the line Other comprehensive income (loss).
(4) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2023
	Carrying amount of hedged items		Line in the condensed consolidated interim statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(61,097)	Borrowings and debt, net	37	(60)
Interest rate and foreign exchange risk
Borrowings and debt	—	(823,249)	Borrowings and debt, net	(46,085)	(4,948)
Foreign exchange risk
Deposits	—	—	Demand deposits	37	—
Borrowings and debt		(194,503)	Borrowings and debt, net	4,809	3,998
Total	—	(1,078,849)		(41,202)	(1,010)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)

	December 31, 2022
	Carrying amount of hedged items		Line in the condensed consolidated interim statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(75,695)	Borrowings and debt, net	(551)	(97)
Interest rate and foreign exchange risk
Borrowings and debt	—	(943,942)	Borrowings and debt, net	(27,061)	(8,836)
Foreign exchange risk
Deposits	—	(8,566)	Demand deposits	(37)	(44)
Borrowings and debt	—	(196,646)	Borrowings and debt, net	(21,833)	1,836
Total	—	(1,224,849)		(49,482)	(7,141)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	March 31, 2023
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	180,639	60,000	215,049	455,688
Over 1 to 2 years	—	—	203,282	203,282
Over 2 to 5 years	—	—	314,175	314,175
More than 5 years	—	—	17,286	17,286
Total	180,639	60,000	749,792	990,431

	December 31, 2022
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	189,173	75,000	388,035	652,208
Over 1 to 2 years	—	—	194,639	194,639
Over 2 to 5 years	—	—	322,817	322,817
More than 5 years	—	—	17,286	17,286
Total	189,173	75,000	922,777	1,186,950

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.    Other assets
Following is a summary of other assets:

	March 31, 2023	December 31, 2022
Accounts receivable	2,520	2,240
Prepaid expenses	4,560	1,120
Prepaid fees and commissions	281	325
Interest receivable - deposits	1,499	751
IT projects under development	298	425
Severance fund	2,036	2,026
Other	580	481
Total	11,774	7,368
12.    Deposits
The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	March 31, 2023	December 31, 2022
Demand	503,341	233,757
Up to 1 month	939,056	999,043
From 1 month to 3 months	1,016,024	969,960
From 3 month to 6 months	507,928	385,972
From 6 month to 1 year	478,097	554,402
From 1 year to 2 years	106,487	31,287
From 2 years to 5 years	17,806	16,295
Total	3,568,739	3,190,716
The following table presents additional information regarding the Bank’s deposits:

	March 31, 2023	December 31, 2022
Aggregate amount of $100,000 or more	3,568,349	3,190,376
Aggregate amount of deposits in the New York Agency	725,117	526,474

	March 31,
	2023	2022
Interest expense on deposits made in the New York Agency	8,455	1,086
13.    Securities sold under repurchase agreements
As of March 31, 2023, and December 31, 2022, the Bank had financing transactions under repurchase agreements for $347.6 million and $300.5 million, respectively.
During the periods ended March 31, 2023 and 2022, interest expense relating to financing transactions under repurchase agreements totaled $1.9 million and $567 thousand, respectively. These expenses are included as interest expense – borrowings and debt in the condensed consolidated interim statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.    Borrowings and debt
Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2023, the Bank was in compliance with all those covenants.
Carrying amount of borrowings and debt is detailed as follows:

	March 31, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,662,727	52,715	637,775	1,610,458	3,963,675
Transaction costs	(762)	(22)	(2,709)	(5,140)	(8,633)
	1,661,965	52,693	635,066	1,605,318	3,955,042

	December 31, 2022
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	2,153,351	42,255	650,275	1,580,727	4,426,608
Transaction costs	(1,376)	(5)	(2,952)	(5,764)	(10,097)
	2,151,975	42,250	647,323	1,574,963	4,416,511

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.    Borrowings and debt (continued)
Short-term borrowings and debt
The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, plus prepaid commissions, is as follows:

	March 31, 2023	December 31, 2022
Short-term borrowings:
At fixed interest rates	1,272,601	1,584,776
At floating interest rates	390,126	568,575
Principal	1,662,727	2,153,351
Less: Transaction costs	(762)	(1,376)
Total short-term borrowings, net	1,661,965	2,151,975

Short-term debt:
At floating interest rates	52,715	42,255
Principal	52,715	42,255
Less: Transaction costs	(22)	(5)
Total short-term debt, net	52,693	42,250

Total short-term borrowings and debt	1,714,658	2,194,225

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.42% to 6.15%	1.53% to 6.52%
Range of floating interest rates on borrowings in U.S. dollars	5.31% to 6.06%	4.90% to 5.72%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.60% to 12.65%	10.97% to 12.00%
Range of floating interest rates on borrowings in Euro	3.04%	—%
Range of fixed interest rates on borrowings and debt in Japanese yen	0.84% to 1.23%	0.84% a 1.23%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2023	December 31, 2022
US dollar	1,233,003	1,593,531
Euro	13,556	—
Mexican peso	275,285	405,830
Japanese yen	193,598	196,245
Carrying amount - principal	1,715,442	2,195,606

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.    Borrowings and debt (continued)
Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	March 31, 2023	December 31, 2022
Long-term borrowings:
At fixed interest rates with due dates from May 2023 to September 2023	75,000	75,000
At floating interest rates with due dates from August 2023 to May 2026	562,775	575,275
Principal	637,775	650,275
Less: Transaction costs	(2,709)	(2,952)
Total long-term borrowings, net	635,066	647,323

Long-term debt:
At fixed interest rates with due dates from March 2024 to November 2034	1,147,065	1,136,743
At floating interest rates with due dates from May 2023 to February 2026	463,393	443,984
Principal	1,610,458	1,580,727
Less: Transaction costs	(5,140)	(5,764)
Total long-term debt, net	1,605,318	1,574,963

Total long-term borrowings and debt, net	2,240,384	2,222,286

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.80% to 5.81%	0.80% to 5.81%
Range of floating interest rates on borrowings and debt in U.S. dollars	5.59% to 6.27%	4.96% to 6.04%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 9.20%	6.50% to 9.20%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.49% to 11.88%	10.55% to 10.93%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.27%	0.40% to 1.27%
Range of fixed interest rates on debt in Euros	0.90% to 3.75%	0.23% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41% to 6.81%	1.41% a 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss francs	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.    Borrowings and debt (continued)
Long-term borrowings and debt (continued)
The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2023	December 31, 2022
US dollar	1,127,775	1,155,275
Mexican peso	916,861	845,867
Euro	85,603	111,095
Japanese yen	75,481	76,513
Australian dollar	27,017	26,968
Swiss franc	10,931	10,820
Sterling pound	4,565	4,464
Carrying amount - principal	2,248,233	2,231,002
Future payments of long-term borrowings and debt outstanding as of March 31, 2023, are as follows:

Year	Outstanding
2023	160,773
2024	576,292
2025	945,428
2026	264,370
2027	276,002
2029	15,066
2034	10,302
Carrying amount - principal	2,248,233
The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows :

	2023	2022
Balance as of January 1,	4,416,511	3,304,178
Net decrease in short-term borrowings and debt	(503,227)	(195,107)
Proceeds from long-term borrowings and debt	—	515,488
Payments of long-term borrowings and debt	(55,668)	(76,228)
Change in foreign currency rates	94,179	19,054
Fair value adjustment due to hedge accounting relationship	1,787	(1,203)
Other adjustments	1,460	(2,980)
Balance as of March 31,	3,955,042	3,563,202
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Lease liabilities
Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	March 31, 2023	December 31, 2022
Due within 1 year	1,537	1,506
After 1 year but within 5 years	7,490	7,210
After 5 years but within 10 years	11,964	12,330
Total undiscounted lease liabilities	20,991	21,046

Short-term	989	965
Long-term	15,502	15,780
Lease liabilities included in the condensed consolidated interim statement of financial position	16,491	16,745
Amounts recognized in the condensed consolidated interim statement of cash flows:

	March 31,
	2023	2022
Payments of lease liabilities	255	246
Amounts recognized in profit or loss:

	March 31,
	2023	2022
Interest on lease liabilities	(144)	(148)

16.    Other liabilities
Following is a summary of other liabilities:

	March 31, 2023	December 31, 2022
Accruals and other accumulated expenses	11,079	16,812
Accounts payable	14,378	7,269
Other	3,195	2,730
Total	28,652	26,811

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.    Earnings per share
The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31,
	2023	2022
(Thousands of US$ dollars)
Profit for the period	36,954	11,119

(U.S. dollars)
Basic earnings per share	1.02	0.31
Diluted earnings per share	1.02	0.31

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,360	36,249

Adjusted weighted average of common shares outstanding applicable to diluted EPS	36,360	36,249
18.    Fee and commission income
Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	March 31, 2023
	Syndications	Documentary and stand-by letters of credit	Other commissions, net	Total
Opening and confirmation	177	3,243	494	3,914
Negotiation and acceptance	—	34	—	34
Amendment	—	556	(8)	548
Structuring	54	—	176	230
Other	166	91	(171)	86
	397	3,924	491	4,812

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.    Fee and commission income (continued)

	March 31, 2022
	Syndications	Documentary and stand-by letters of credit	Other commissions, net	Total
Opening and confirmation	—	2,562	385	2,947
Negotiation and acceptance	—	93	—	93
Amendment	—	617	—	617
Structuring	430	—	—	430
Other	—	57	(195)	(138)
	430	3,329	190	3,949

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

March 31, 2023
Up to 1 year	2,772
From 1 to 2 years	111
More than 2 years	228
Total	3,111

19.    Business segment information
The following table provides certain information regarding the Bank’s operations by segment:

	March 31, 2023
	Commercial	Treasury	Total
Interest income	122,595	20,784	143,379
Interest expense	(115)	(90,644)	(90,759)
Inter-segment net interest income	(77,651)	77,651	—
Net interest income	44,829	7,791	52,620
Other income (expense), net	4,992	1,563	6,555
Total income	49,821	9,354	59,175

Provision for credit losses	(3,904)	(2,427)	(6,331)
Operating expenses	(11,844)	(4,046)	(15,890)
Segment profit (loss)	34,073	2,881	36,954

Segment assets	6,854,382	2,383,965	9,238,347
Segment liabilities	154,240	7,970,216	8,124,456

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Business segment information (continued)

	March 31, 2022
	Commercial	Treasury	Total
Interest income	40,208	4,796	45,004
Interest expense	(118)	(19,165)	(19,283)
Inter-segment net interest income	(14,836)	14,836	—
Net interest income	25,254	467	25,721
Other income (expense), net	4,132	399	4,531
Total income	29,386	866	30,252

Provision for credit losses	(7,361)	(750)	(8,111)
Operating expenses	(8,800)	(2,222)	(11,022)
Segment profit (loss)	13,225	(2,106)	11,119

Segment assets	6,658,539	1,790,642	8,449,181
Segment liabilities	210,565	7,215,270	7,425,835

The following table shows the reconciliation of information by business segment:

	March 31,
	2023	2022
Profit for the period	36,954	11,119

Assets:
Assets from reportable segments	9,238,347	8,449,181
Other assets - unallocated	10,294	9,202
Total	9,248,641	8,458,383

Liabilities:
Liabilities from reportable segments	8,124,456	7,425,835
Other liabilities - unallocated	28,652	27,992
Total	8,153,108	7,453,827

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.    Related party transactions
The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	March 31, 2023	December 31, 2022
Assets:
Demand deposits	11,434	5,986
Loans, net	207,182	242,024
Securities at amortized cost	19,396	19,593
Total	238,012	267,603

Liabilities:
Time deposits	399,469	567,451
Total	399,469	567,451

Contingencies:
Stand-by letters of credit	150	3,350
Loss allowance	—	(16)
The detail of income and expenses with related parties is as follows:

	March 31,
	2023	2022
Interest income:
Loans	2,022	127
Securities at amortized cost	149	—
Total	2,171	127
Interest expense:
Deposits	(5,447)	(365)

Net interest income (expenses)	(3,276)	(238)

Other income (expense):
Fees and commissions, net	7	38

Net income (loss) from related parties	(3,269)	(200)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	March 31,
	2023	2022
Expenses:
Compensation costs to directors	127	223
Compensation costs to executives	4,146	1,701

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.    Related party transactions (continued)

Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units.
21.    Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.
22.    Applicable laws and regulations
Liquidity index
Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of March 31, 2023, and December 31, 2022, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of March 31, 2023 and December 31, 2022 was 195.85% and 167.46%, respectively.
Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.
The liquidity index reported by the Bank to the regulator as of March 31, 2023, and December 31, 2022, was 97.01% and 100.49%, respectively.
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016. The information corresponding to the total capital adequacy index is as follows:

	March 31, 2023	December 31, 2022
Capital funds	1,105,324	1,072,110
Risk-weighted assets	8,198,062	8,117,913
Capital adequacy index	13.48%	13.21%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.    Applicable laws and regulations (continued)
Leverage ratio
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	March 31, 2023	December 31, 2022
Ordinary capital	969,306	936,092
Non-risk-weighted assets	9,639,072	9,606,970
Leverage ratio	10.06%	9.74%
Specific provisions
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	March 31, 2023
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,630,617	—	—	—	10,107	3,640,724
Financial institutions:
Private	2,194,630	—	—	20,000	—	2,214,630
State-owned	702,226	—	—	—	—	702,226
	2,896,856	—	—	20,000	—	2,916,856
Sovereign	127,795	—	—	—	—	127,795
Total	6,655,268	—	—	20,000	10,107	6,685,375

Allowance for loan
losses under IFRS (1):	33,406	—	—	20,344	5,521	59,271

	December 31, 2022
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,659,018	—	—	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	—	20,000	—	—	2,245,385
State-owned	719,882	—	—	—	—	719,882
	2,945,267	—	20,000	—	—	2,965,267
Sovereign	128,628	—	—	—	—	128,628
Total	6,732,913	—	20,000	—	10,107	6,763,020

Allowance for loan
losses IFRS (1):	33,639	—	16,141	—	5,420	55,200
(1) As of March 31, 2023, and December 31, 2022, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.
As of March 31, 2023, and December 31, 2022, there are no restructured loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.    Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	March 31, 2023
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,630,617	—	10,107	3,640,724
Financial institutions:
Private	2,194,630	—	20,000	2,214,630
State-owned	702,226	—	—	702,226
	2,896,856	—	20,000	2,916,856
Sovereign	127,795	—	—	127,795
Total	6,655,268	—	30,107	6,685,375

	December 31, 2022
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,659,018	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	20,000	—	2,245,385
State-owned	719,882	—	—	719,882
	2,945,267	20,000	—	2,965,267
Sovereign	128,628	—	—	128,628
	6,732,913	20,000	10,107	6,763,020
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	March 31, 2023
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	20,000	10,107	30,107
Total	—	—	—	20,000	10,107	30,107

	December 31, 2022
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	20,000	—	10,107	30,107
Total	—	—	20,000	—	10,107	30,107

	March 31, 2023	December 31, 2022
Non-accruing loans:
Private corporations	30,107	30,107

Interest that would be reversed if the loans had been classified as non-accruing loans	1,277	1,173
As of March 31, 2023, and December 31, 2022, there was no interest income collected on loans in non-accrual status.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.    Applicable laws and regulations (continued)
Modified special mention loans
As of March 31, 2023, and December 31, 2022, the Bank does not have modified loans; therefore, the requirements and disclosures established by Article No. 8 of Rule No. 6-2021 are not applicable.
Credit risk coverage - dynamic provision
As of March 31, 2023, and December 31, 2022, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.
23.    Subsequent events
The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the first quarter of 2023. The cash dividend was approved by the Board of Directors on April 14, 2023 and will be paid on May 17, 2023 to the Bank’s stockholders as of May 4 , 2023 record date.